SIX MONTHS ENDED JUNE 30, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

T A B L E   O F   C O N T E N T S

SIX MONTHS ENDED JUNE 30, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1	Date

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the audited consolidated financial statements of Northern Dynasty Minerals Ltd. ("Northern Dynasty" or the "Company") for the year ended December 31, 2006, and the unaudited consolidated financial statements for the six months ended June 30, 2007.

This MD&A is prepared as of August 10, 2007. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

This discussion includes certain statements that may be deemed "forward-looking statements". These forward-looking statements constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those stated herein.

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

This section uses the terms ‘measured resources’ and ‘indicated resources’. The Company advises investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This section uses the term ‘inferred resources’. The Company advises investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. ‘Inferred resources’ have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

1.2	Overview

1.2.1	Summary

Northern Dynasty is a mineral exploration company focused on developing the Pebble Copper-Gold-Molybdenum Project (the “Pebble Project”). The Pebble property is located in Alaska, 19 miles (30 kilometers) from the village of Iliamna, and approximately 200 miles (320 kilometers) southwest of the city of Anchorage.

An extensive, northeast-trending mineralized system underlies the Pebble property. The system hosts several copper, gold and molybdenum deposits. The Pebble West Deposit was discovered and partially outlined through drilling by a previous operator from 1987-1997. Northern Dynasty acquired the right to earn an interest in the Pebble property in late 2001. Since that time, the Company has substantially expanded the Pebble West deposit, discovered and completed preliminary delineation of the Pebble East deposit, and located two additional porphyry copper-gold-molybdenum deposits as well as a porphyry copper zone, a gold-copper skarn occurrence and several high-grade gold veins.

SIX MONTHS ENDED JUNE 30, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company has been carrying out comprehensive technical programs, including drilling, a full spectrum of engineering assessments, and environmental and socio-economic studies at Pebble. Until 2005, these studies had been focused on a development plan for the Pebble West Deposit, a near-surface resource that is amenable to extraction by open pit methods. The estimated mineral resources in the Pebble West deposit to March 20051,3,4,5 at a 0.30% copper-equivalent cut-off include:

  Measured and Indicated Resources of 3.0 billion tonnes grading 0.28% copper, 0.32 g/t gold, and 0.015% molybdenum, containing 18.8 billion pounds of copper, 31.3 million ounces of gold and 993 million pounds of molybdenum.
  Inferred Resource of 1.1 billion tonnes grading 0.24% copper, 0.30 g/t gold and 0.014% molybdenum, containing 5.9 billion pounds of copper, 10.8 million ounces of gold and 361 million pounds of molybdenum.

In late 2005, the Pebble East porphyry copper-gold-molybdenum deposit, located adjacent and to the east of the Pebble West deposit, was discovered. Since that time, work has focused on this new deposit. Pebble East is deeper but higher grade than Pebble West and a preliminary analysis indicates that it is amenable to underground bulk mining. The estimated mineral resources in the Pebble East deposit to February 20072,3,4,5 at a 0.60% copper equivalent cut-off, are:

  Inferred Resource of 3.4 billion tonnes grading 0.57% copper, 0.36 g/t gold and 0.036% molybdenum, containing 42.6 billion pounds of copper, 39.6 million ounces of gold, and 2.7 billion pounds of molybdenum.

The 2007 program, encompassing infill and step out drilling, is underway at Pebble East. The step out holes will test for further expansion to the north and south, as the deposit remains open in those directions. The objective of the infill program will be to increase the confidence in the resource, and move a significant portion of it into measured and indicated resource categories.

The discovery of Pebble East has also resulted in the preparation of a new development plan and timelines for the Project. Additional engineering, environmental and socio-economic studies have been undertaken in 2006, and will continue in 2007 and 2008 to support a pre-feasibility study (“PFS”) for the Project involving both the Pebble East and Pebble West Deposits. The objective is to provide the information necessary to complete a feasibility study (“FS”), and in due course, permit applications for a modern, long-life mining operation.

[1] The resource estimate was completed under the direction of David W. Rennie, P. Eng. of Scott Wilson Roscoe Postle Associates Inc., and R. Mohan Srivastava, M.Sc., P.Geo., of FSS Canada Consultants Inc., independent Qualified Persons.

[2] The estimate was prepared by the technical staff of Northern Dynasty and audited by Scott Wilson Roscoe Postle Associates Inc., under the direction of David W. Rennie, P. Eng., an independent Qualified Person.

3 By prescribed definition, “Mineral Resources” do not have demonstrated economic viability. An Inferred Mineral Resource is that part of a mineral resource for which quantity and grade can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity.

[4] Copper equivalent calculations use metal prices of US$1.00/lb for copper, US$400/oz for gold, and US$6.00/lb for molybdenum. Copper equivalent has not been adjusted for metallurgical recoveries. Adjustment factors to account for differences in relative metallurgical recoveries for copper, gold and molybdenum will depend upon the completion of definitive metallurgical testing. CuEQ = Cu % + (Au g/t x 12.86/22.05) + (Mo% x 132.28/22.05).

SIX MONTHS ENDED JUNE 30, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

5A 0.30% CuEQ cut-off is considered to be comparable to that used for porphyry deposit open pit mining operations in the Americas. For bulk underground mining higher cut-offs, such as 0.60% CuEQ, are typically used. All cut-offs are subject to a feasibility study.

Shareholder Rights Plan

In December 2006, Northern Dynasty’s Board of Directors adopted a Shareholder Rights Plan for the Company which is triggered when 20% of Northern Dynasty is acquired by a company or individual. The Shareholder Rights Plan was approved by shareholders at the Company’s Annual General Meeting in June 2007.

Limited Partnership Established to Advance the Pebble Project

On July 31, 2007, the Company completed a transaction with Anglo American plc (“Anglo American”), whereby a wholly owned subsidiary of Anglo American (“Anglo”) became a 50% partner with The Northern Dynasty Partnership (a wholly owned affiliate of Northern Dynasty) in a limited partnership with equal rights in the Pebble Project by making a staged cash investment of US$1.425 billion.

The purpose of the strategic partnership is to engineer, permit, construct and operate a modern, long-life mine at the Pebble Project. The transaction agreements lay out a schedule to accomplish this goal, targeting completion of a pre-feasibility study in December 2008, a feasibility study by 2011 and commencement of commercial production by 2015.

Anglo’s staged investment includes a committed expenditure of US$125 million to complete a pre-feasibility study targeted at the end of 2008. After the completion of the pre-feasibility study, Anglo must, in order to retain its 50% interest, elect to commit to a further US$325 million for a feasibility study, the completion and approval of which is targeted for 2011, and this is expected to take the partnership to a production decision. Upon the decision to develop a mine, Anglo must elect to commit to the next US$975 million of expenditures to retain its 50% interest, completion of which will meet the US$1.425 billion requirement. Thereafter, any further expenditure will be funded on a 50:50 basis. If the feasibility study is completed after 2011, Anglo’s overall funding requirement increases to US$1.5 billion. The partnership agreement provides for equal project control rights with no operator’s fees payable to either party.

BMO Capital Markets has provided an opinion that the transaction is fair, from a financial point of view, to Northern Dynasty.

Over the next six months, the partnership will put a management and operating team in place for the Alaskan-based operating company, guided by a board of directors with equal representation from Anglo and Northern Dynasty. In the interim, normal operations associated with the 2007 program will continue.

1.2.2	2007 Technical Programs

A comprehensive program is underway in 2007, encompassing drilling, engineering, and on-going environmental data collection and community engagement programs.

Exploration and Resource Drilling

The 2007 program is focused on Pebble East and consist of two components: delineation drilling and infill drilling. Delineation drilling in the order of 50,000 ft (15,250 m) is planned with the objectives of extending the Pebble East deposit to the north and the south and defining its eastern and western limits. Infill drilling of

SIX MONTHS ENDED JUNE 30, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

approximately 150,000 ft (45,720 m) is planned to upgrade the resource classification of the highest grade portions of the deposit.

Drilling re-commenced at the Pebble East site in the first part of February 2007. At the end of the second quarter of 2007, six rigs were drilling and a total of approximately 68,000 feet (20,700 m) had been completed.

Other Drilling

Drilling is also planned for the collection of additional surface soils and groundwater data throughout the site.

Engineering

To achieve the 2007 objectives, the key engineering tasks that have been identified are:

  Collect additional site and underground geotechnical data to support ongoing mine design work;
  Complete pre-feasibility level metallurgical testwork on Pebble East to optimize conventional processing systems and designs;
  Continue to assess the major infrastructure elements (access road, port and power) in order to establish the optimum alternatives and designs for these Project components; and
  Develop the best overall Project mine plan from the extensive mineral resources available.

Geotechnical Data

Pebble East

The Pebble East geotechnical data collection program continued through the first two quarters, managed by a major independent consulting firm. The objective of this program is to collect geotechnical data to support design of a major underground mine at Pebble East. Activities during the first quarter were limited to using the acoustic logger on recently completed drill holes and collating data collected by Northern Dynasty staff. During the second quarter, personnel from the geotechnical consulting firm arrived on site and since that time, one of the rigs has been dedicated to a program that involves drilling and logging oriented core. A number of holes continue to be tested using the acoustic logger and Northern Dynasty personnel continue to collect geotechnical data from all core under the supervision of the independent consultant.

Surface

No data were collected during the first half of 2007. The 2007 surface program is expected to commence in the third quarter.

Mine Engineering

An independent consulting firm evaluating the viability of using underground methods to mine at Pebble East completed its scoping level work and issued their report during the second quarter. The study demonstrated that an underground mine on Pebble East could produce as much as 110,000 tonnes per day over a 50 year or longer period. A second phase of work was also completed to update the results by incorporating the latest resource model based on the 2006 drilling. A number of alternative development strategies were assessed

SIX MONTHS ENDED JUNE 30, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

using these results and the work continues as new metallurgical results are received. These results will be used to assess the preferred development strategy for the PFS.

Metallurgy

Flotation and comminution testwork for Pebble East commenced early in 2007. The comminution testwork program was completed during the second quarter. In addition to the tests directed to assessing the response to conventional grinding techniques, a number of tests were run to evaluate the applicability of High Pressure Grinding Roll technology. These results are still under review.

Flotation development work was completed during the second quarter. The program included testing flotation conditions, determining reagent types and consumption, and estimating recovery parameters, and developing grind size versus recovery data. The data is now being assessed to determine the parameters to utilize for the variability work. This variability work is expected to commence in the third quarter, and will complete the metallurgical program planned for 2007.

Infrastructure

Although a base case for the project infrastructure has been developed, previous studies had shown that some alternatives for the port site and road may offer opportunities. A trade-off study of port alternatives was completed during the second quarter; however, another port alternative was identified and is currently being assessed. Homer Electric Association is continuing its analysis of power generation and transmission alternatives to optimize project design, cost, and schedule factors.

Environmental, Cultural and Socio-Economic Studies

Northern Dynasty's comprehensive environmental and socioeconomic study programs are continuing in 2007 with the objectives of collecting data in the expanded Pebble East deposit area and to compare annual variability. This data provides a foundation for the sound environmental design of the project and preparation of state and federal permit applications in future years. The primary focus of 2007 programs is in the areas of water, aquatic/fish, terrestrial/wildlife, wetlands, and subsistence/traditional use. Community outreach and stakeholder communication initiatives will continue and expand in 2007 with the hiring of local community associates within some of the area villages.

1.2.3	Market Trends

Overall, copper prices have been increasing since late 2003, averaging US$3.03/lb in 2006. As a result of increasing supply, prices dropped slightly in early 2007, but have increased again since mid February. The average price to the end of July 2007 is US$3.13/lb.

Overall, gold prices have been increasing for more than three years. The gold price has averaged approximately US$659.19/oz to the end of July 2007.

Molybdenum prices increased from US$7.60/lb to US$34/lb in 2004, and peaked at an average price of US$34/lb in 2005. Prices stabilized in 2006, averaging US$25.53/lb over the year, and have strengthened in 2007, averaging approximately US$29.39/lb to the end of July.

SIX MONTHS ENDED JUNE 30, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.3	Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and are expressed in Canadian dollars.

	As at	As at	As at
	December 31	December 31	December 31
	2006	2005	2004
Current assets	$98,111,993	$14,177,877	$13,254,219
Mineral properties	168,221,821	16,706,930	11,788,621
Other assets	633,445	411,205	398,101
Total assets	266,967,259	31,296,012	25,440,941

Current liabilities	7,839,372	3,161,012	3,025,155
Other liabilities	61,601,069
Shareholders’ equity	197,526,818	28,135,000	22,415,786
Total liabilities and shareholders’ equity	266,967,259	31,296,012	25,440,941

Working capital	90,272,621	11,016,865	10,229,064

Expenses
Amortization	123,908	93,179	45,994
Conference and travel	935,981	700,718	351,201
Exploration	50,612,416	43,066,417	32,594,900
Legal, accounting and audit	931,318	312,507	143,916
Office and administration	3,041,226	2,361,520	1,382,986
Shareholder communication	385,920	367,134	471,032
Trust and filing	149,270	192,662	85,438
Foreign exchange loss (gain)	(772,703)	(281,639)	251,135
Future income tax recovery	(637,496)	–	–
Gain on sale of marketable securities	(194,381)	–	–
Interest income	(2,237,667)	(584,562)	(357,926)
Write down of marketable securities	–	–	351,094
Stock-based compensation – exploration	1,882,378	1,787,506	3,111,302
Stock-based compensation – administration	4,162,686	2,302,389	3,267,575
Loss for the period	$58,382,856	$50,317,831	$41,698,647

Basic and diluted loss per share	$(0.75)	$(0.90)	$(1.04)

Weighted average number of common shares outstanding	77,708,870	55,845,791	39,926,335

SIX MONTHS ENDED JUNE 30, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.4	Summary of Quarterly Results

Expressed in thousands of Canadian dollars, except per-share amounts. Small differences are due to rounding.

	June 30	Mar 31	Dec 31	Sept 30	June 30	Mar 31	Dec 31	Sep 30
	2007	2007	2006	2006	2006	2006	2005	2005
Current assets	$59,913	$82,611	$98,112	$107,966	$22,516	$11,885	$14,178	$18,646
Mineral properties	168,222	168,222	168,222	152,178	152,096	16,707	16,707	16,707
Other assets	669	715	633	512	391	394	411	431
Total assets	228,804	251,548	266,967	260,656	175,003	28,986	31,296	35,784

Current liabilities	7,311	5,821	7,839	6,391	4,166	2,987	3,161	4,718
Other liabilities	58,663	60,619	61,601	46,195	46,194	–	–	–
Shareholders’ equity	162,830	185,108	197,527	208,070	124,643	25,999	28,135	31,066
Total liabilities and
shareholders’ equity	228,804	251,548	266,967	260,656	175,003	28,986	31,296	35,784

Working capital	52,602	76,790	90,273	101,574	18,350	8,898	11,017	13,928

Expenses
Amortization	47	30	61	26	19	18	24	24
Conference and travel	281	168	375	199	184	178	210	147
Exploration	21,761	13,738	16,565	16,115	11,055	6,877	10,483	15,335
Legal, accounting and audit	175	287	324	240	205	163	128	62
Office and administration	826	1,285	732	696	865	749	469	695
Shareholder communication	263	119	139	69	95	83	77	116
Trust and filing	138	92	2	29	11	107	59	38
Subtotal	23,490	15,719	18,198	17,374	12,434	8,175	11,450	16,417
Fair value adjustment on
price protection	–	–	–	–	–	–	(634)	634
Foreign exchange loss (gain)	1,947	(102)	(746)	(230)	268	(65)	(55)	(199)
Interest income	(821)	(968)	(984)	(943)	(177)	(133)	(113)	(152)
Gain on sale of marketable
securities	–	–	–	–	–	(194)	–	–
Subtotal	24,616	14,649	16,468	16,201	12,525	7,783	10,648	16,700
Stock-based compensation	3,168	3,937	1,339	1,048	2,555	1,103	442	1,497
Future income tax recovery	(1,956)	(982)	(638)	–	–	–	–	–
Loss for the period	25,828	17,604	17,169	17,249	15,080	8,886	11,090	18,197

Basic and diluted loss per
share	(0.28)	$(0.19)	$(0.19)	$(0.20)	$(0.21)	$(0.15)	$(0.18)	$(0.32)

Weighted average number of
common shares outstanding
YTD (thousands)	91,922	91,756	91,027	86,599	71,977	60,804	59,309	57,189

SIX MONTHS ENDED JUNE 30, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.5	Results of Operations

Loss for the three months ended June 30, 2007 increased to $25.8 million, compared to a loss of $15.1 million in the second quarter of the previous fiscal year. Included in the loss for the current year was a non-cash stock-based compensation expense of $3.2 million (2006 – $2.6 million) .

Expenses, excluding stock-based compensation, foreign exchange loss, interest income and future income taxes, increased to $23.5 million from $12.4 million for the same period in the previous year mainly due to higher exploration activity and an earlier start on the exploration program.

Exploration costs increased to $21.8 million from $11.1 million for the same period in the previous year. The main exploration expenditure during the quarter were:

  environmental planning and testing (2007 – $4.8 million; 2006 – $3.3 million);

  site activities (2007 – $4.3 million; 2006 – $1.7 million);

  drilling (2007 – $4.1 million; 2006 – $1.6 million) and

  helicopter transportation (2007 – $3.0 million; 2006 – $1.4 million).

  engineering (2007 – $1.5 million; 2006 – $0.9 million)

  socioeconomic (2007 – $2.1 million; 2006 – $1.3 million)

The increase in exploration costs is due mainly to additional drilling associated with Pebble East and an earlier start of the exploration program. The objective of this program is to increase the confidence of the resource, and move a significant portion of it into the measured and indicated categories. The increase in exploration costs is also due to more activities involved in creating an integrated development plan, involving both Pebble East and Pebble West, to achieve feasibility level engineering and provide the information necessary to submit, in due course, permit applications for a mine at Pebble.

Office and administration costs decreased to $0.8 million from $0.9 million in the previous year.

Increased stock-based compensation of $3.2 million was charged to operations during the three months ended June 30, 2007, compared to $2.6 million in the previous year, due to the amortization of stock based compensation granted in the prior year and options granted during the year.

Interest income increased to $0.8 million (2006 – $0.2 million) due to higher cash balance on hand compared to the second quarter of the prior year.

There was a future income tax recovery during the quarter of $2.0 million due to the build up of losses and resource pools available to reduce future income.

Loss for the six months ended June 30, 2007 increased to $43.4 million, compared to a loss of $24.0 million in the same period of the previous year. Exploration expenses increased to $35.5 million for the six months

SIX MONTHS ENDED JUNE 30, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

ended June 30, 2007, compared to $17.9 million for the six months ended June 30, 2006, due to the Company having an earlier start to its exploration program as well as additional drilling (refer above).

The main exploration expenditure for the first six months of fiscal 2007 was for environmental (2007 – $8.1 million; 2006 – $6 million). Other significant exploration costs were for:

  Site activities (2007 – $7.3 million; 2006 – $2.1 million);

  Drilling ( 2007 – $6.8 million; 2006 – $1.6 million), and

  Helicopter (2007 – $4.6 million; 2006 – $1.5 million).

Stock-based compensation for the six months ended June 30, 2007 increased to $7.1 million from $3.7 million in the prior year due to longer expected life of options granted and increased volalitilty in share prices as a consequence.

1.6	Liquidity

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company has issued common shares in each of the past few years, pursuant to private placement financings and the exercise of warrants or options. The Company's access to financing when the financing is not transaction specific is always uncertain. There can be no assurance of continued access to significant equity funding.

At June 30, 2007, the Company had working capital of approximately $52.6 million as compared to $90.3 million at December 31, 2006. The decrease was mainly due to ongoing exploration expenditures incurred during the period.

On July 31, 2007, the the Company signed and completed a transaction with Anglo American plc (“Anglo American”) whereby a wholly owned subsidiary of Anglo American became a 50% partner with The Nothern Dynasty Partnership (a wholly owned affiliate of the Company) in a limited partnership with equal rights in the Company’s Pebble Project in southwestern Alaska, USA, by making a staged cash investment of US$1.425 billion (refer 1.2.1) over a period of several years.

The Company has no long term debt, capital lease obligations, operating leases or any other long term obligations.

The Company has no "Purchase Obligations", defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company.

1.7	Capital Resources

At June 30, 2007, Northern Dynasty had working capital of approximately $52.6 million, as compared to $90.3 million at December 31, 2006. The Company has no long-term debt and had 91,957,953 common shares issued and outstanding at June 30, 2007.

The Company had no commitments for material capital expenditures as of June 30, 2007.

SIX MONTHS ENDED JUNE 30, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company will use its capital resources primarily to continue its exploration and development program on the Pebble property.

The Company has no lines of credit or other sources of financing which have been arranged but as yet unused.

1.8	Off-Balance Sheet Arrangements

None.

1.9	Transactions with Related Parties

Hunter Dickinson Inc. ("HDI") is a private company owned equally by nine public companies, one of which is Northern Dynasty. HDI has certain directors in common with the Company and carries out geological, corporate development, administrative, financial management including raising of funds, investor relations, and other management activities for, and incurs third party costs on behalf of, the Company. The Company reimburses HDI on a full cost-recovery basis.

Costs for services rendered by HDI to the Company were $2,501,380 for the six months ended June 30, 2007 as compared to $1,662,149 for the comparable period in 2006. The variance between the current period to the similar period in 2006 is due to the increased level of activity of the Company and additional resources provided by HDI to assist the Company’s exploration and development activities.

During the six months ended June 30, 2007, the Company paid $77,269 (2006 – $111,361) to a private company controlled by Bruce Jenkins, the Chief Operating Officer of the Company's main subsidiary, for project management services.

During the six months ended June 30, 2007, the Company received the required cash payment of $3.7 million from holders of 748,000 common share purchase options which were exercised but could not be traded until an internally imposed share trading blackout period which was applicable to these persons had been lifted. The common share certificates in respect of these exercised options were held by the Company until the cash payment had been received after the lifting of the blackout in early 2007.

1.10	Fourth Quarter

Not applicable.

1.11	Proposed Transactions

There are no proposed asset or business acquisitions or dispositions, other than those in the ordinary course, before the board of directors for consideration.

1.12	Critical Accounting Estimates

The Company's accounting policies are presented in note 3 of the audited consolidated financial statements for the year ended December 31, 2006 and note 3 of the unaudited financial statements for the period ended

SIX MONTHS ENDED JUNE 30, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

June 30, 2007 . The preparation of consolidated financial statements in accordance with generally accepted accounting principles requires management to select accounting policies and make estimates. Such estimates may have a significant impact on the financial statements. These estimates include:

  mineral resources and reserves,
  the carrying values of mineral properties,
  the carrying values of property, plant and equipment, and
  the valuation of stock-based compensation expense.

Actual amounts could differ from the estimates used and, accordingly, affect the results of operations.

Mineral resources and reserves, and the carrying values of mineral properties, and of property, plant and equipment

Mineral resources and reserves are estimated by professional geologists and engineers in accordance with recognized industry, professional and regulatory standards. These estimates require inputs such as future metals prices, future operating costs, and various technical geological, engineering, and construction parameters. Changes in any of these inputs could cause a significant change in the resources and reserves estimates which in turn could have a material effect on the carrying value of property, plant and equipment.

The carrying value of mineral properties is also dependant on the valuation used for the common shares and warrants of the Company issued for the acquisition of mineral properties. The value of the common shares issued is the price of the common shares of the Company at the date of issuance to effect the acquisition. The Company uses the Black-Scholes pricing model to estimate a value for the warrants issued upon the acquisition of a property. This model, and other models which are used to value options and warrants, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the carrying value initially recorded for mineral properties.

Stock-based compensation expense

From time to time, the Company may grant share purchase options to directors, employees and service providers. The Company uses the Black-Scholes option pricing model to estimate a value for these options. This model, and other models which are used to value options, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the stock-based compensation expense charged in a period.

Asset retirement obligations

The Company recognizes statutory, contractual or other legal obligations related to the retirement of tangible long-lived assets when such obligations are incurred, if a reasonable estimate of fair value can be made. These obligations are measured initially at fair value and the resulting costs capitalized to the carrying value of the related asset. In subsequent periods, the liability is adjusted for any changes in the amount or timing and for the discounting of the underlying future cash flows. The capitalized asset retirement cost is amortized to operations over the life of the asset.

SIX MONTHS ENDED JUNE 30, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.13	Changes in Accounting Policies including Initial Adoption

The CICA issued Section 3855, Financial Instruments –Recognition and Measurement, Section 3861, “Financial Instruments – Disclosure and Presentation”, Section 3865, “Hedges”, and Section 1530, “Comprehensive Income”, all applicable to the Company for annual or interim accounting periods beginning on January 1, 2007.

Section 3855 requires all financial assets, financial liabilities and non-financial derivatives to be recognized on the balance sheet and measured based on specified categories. Section 3861 identifies and details information to be disclosed in the financial statements.

Section 3865 sets out when hedge accounting can be applied and builds on existing Canadian GAAP guidance by specifying how hedge accounting is applied and disclosed.

Section 1530 introduces new standards for the presentation and disclosure of the components of comprehensive income (loss). Comprehensive income (loss) is defined as the change in net assets of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources.

In accordance with Section 3855, the Company has classified its marketable securities as available-for-sale securities. Such securities are measured at fair market value in the consolidated financial statements with unrealized gains or losses recorded in comprehensive income (loss). At the time securities are sold or otherwise disposed of, gains or losses are included in net earnings (loss). For the six months ended June 30, 2007, an unrealized gain of $5,250 has been recorded.

The CICA also issued Section 1506, Accounting Changes, which revises the current standards on changes in accounting policy, estimates or errors as follows: voluntary changes in accounting policy are allowed only when they result in financial statements that provide reliable and more relevant information; changes in accounting policy are to be applied retrospectively unless doing so is impracticable; changes in estimates are to be recorded prospectively; and prior period adjustments are to be corrected retrospectively. In addition, this standard calls for enhanced disclosure about the effects of changes in accounting policies, estimates and errors on the financial statements.

1.14	Financial Instruments and Other Instruments

None.

1.15	Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

1.15.1	Additional Disclosure for Venture Issuers without Significant Revenue

Not applicable. The Company is a non-venture issuer.

SIX MONTHS ENDED JUNE 30, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.2	Disclosure of Outstanding Share Data

The following details the share capital structure as of August 10, 2007, the date of this MD&A, subject to minor accounting adjustments.

	Expiry date	Exercise price	Number	Number
Common shares				91,960,453

Share purchase options	September 28, 2007	$5.40	50,500
	November 30, 2007	$4.50	131,000
	November 30, 2007	$5.31	390,000
	December 14, 2007	$5.37	5,000
	April 30, 2009	$7.25	359,436
	April 30, 2011	$7.25	945,000
	April 30, 2009	$9.81	52,500
	April 30, 2009	$10.32	613,000
	February 20, 2012	$10.95	828,000	3,374,436

The following are the principal risk factors and uncertainties which, in management's opinion, are likely to most directly affect the ultimate feasibility of the Pebble project. The mineralized material at the Pebble project is currently classified as a mineral resource and it is not a reserve. Considerable additional work, including in-fill drilling, additional process tests, and other engineering and geologic work will be required to determine if the mineralized material is an economically exploitable reserve. There can be no assurance that this mineralized material can become a reserve or that the amount may be converted to a reserve or the grade thereof. Final feasibility work has not been done to confirm the pit design, mining methods, and processing methods. Final feasibility could determine that the currently assumed pit design, mining methods, and processing methods are not correct. Construction and operation of the mine and processing facilities depends on securing environmental and other permits on a timely basis. No permits have been applied for and there can be no assurance that required permits can be secured or secured on a timely basis. Data is incomplete and cost estimates have been developed in part based on costs at projects believed to be comparable, and not based on firm price quotes. Costs, including design, procurement, construction, and on-going operating costs and metal recoveries could be materially different from those currently assumed. There can be no assurance that mining can be conducted at assumed rates and grades. The project requires the development of port facilities, roads and electrical generating and transmission facilities. Although Northern Dynasty believes that the State of Alaska favors the development of these facilities and may be willing to arrange financing for their development, there can be no assurance that these infrastructure facilities can be developed on a timely and cost-effective basis. Energy risks include the potential for significant increases in the cost of fuel and electricity. The project has been evaluated using projected long-term price levels for copper, gold, silver and molybdenum. Prices for these commodities are historically volatile, and Northern Dynasty has no control of or influence on those prices, all of which are determined in international markets. There can be no assurance that the prices of these commodities will continue at current levels or that they will not decline below the projected prices. Prices for gold, copper, silver, and molybdenum have been below the projected prices at times during the past ten years, and for extended periods of time. The project will require major financing, probably a combination of debt and equity financing. There can be no assurance that debt and/or equity financing will be available on acceptable terms. A significant increase in costs of capital could materially and adversely affect the value and feasibility of constructing the project. Other general risks include those ordinary to very large construction projects including the general uncertainties inherent in engineering and construction cost, the need to comply with generally increasing environmental obligations, and accommodation of local and community concerns.

SIX MONTHS ENDED JUNE 30, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.3	Internal Control Over Financial Reporting and Disclosure Controls

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

There have been no changes in the Company’s internal control over financial reporting during the quarter ended June 30, 2007 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and to ensure that required information is gathered and communicated to the Company’s management so that decisions can be made about timely disclosure of that information.

There have been no significant changes in the Company's disclosure controls during the quarter ended June 30, 2007 that could significantly affect disclosure controls subsequent to the date the Company carried out its evaluation.